

Kameron Weaver

Owner and Head Distiller at The Block Distilling Company, LLC

Denver, Colorado, United States · **Contact info**

The Block Distilling Company, LLC

 **Colorado School of N**

Experience

Owner and Head Distiller

The Block Distilling Company, LLC · Full-time

Jul 2015 – Present · 5 yrs 7 mos

Me and my business partners manage the day to day operations of this craft distillery that has a cocktail bar tasting room attached. This includes recipe development and optimization, maintenance of equipment, distilling of spirits, and so much more. Every day is a new challenge that takes a new approach that may or may not involve my education or degree, and that is how I like it!



Software Engineer

Gates Corporation · Full-time

Aug 2014 – Sep 2016 · 2 yrs 2 mos

I worked and maintained legacy programs that were designed to assist engineers with belt design and application.



Software Engineer

SpinFusion

2011 – 2014 · 3 yrs

Education



Colorado School of Mines
Bachelor's degree, Math and Computer Science
2008 – 2012

Skills & endorsements

C (Programming Language)

Engineering

Data Analytics

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Interests



Colorado School of Mines
58,833 followers

The Block Distilling Company, LLC
5 followers